FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

June 13, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: June 13, 2007

NEWS RELEASE 07-15

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER REPORTS CONTINUING BAHUERACHI DRILL RESULTS INCLUDING

14.1 METERS GRADING 3.02% COPPER, 10.37 G/T SILVER, AND

125.70 METERS GRADING 0.52% COPPER AND 0.006% MOLYBDENUM

Tyler Resources Inc. is very pleased to announce further drill results from its ongoing drill program at the Bahuerachi project, Mexico.

Assay data from 5 outstanding drill holes has been received. All drill holes intersected their targets and will both assist in further upgrading resource categories within the main Bahuerachi Deposit area, and expand higher grade areas in further modeling (RC 81, 82, 83).

Significant results for these drill holes are presented in the following table and discussed below.  Drill hole collar locations are shown on the attached drill plan map, and updated drill sections 2.5 NE and 5 NE will be available with this news release on our website at tylerresources.com.

Significant Intervals, Main Zone

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
DDH 118	68	440.4	291.52(1)	0.37	0.03	3.0	trace	0.006	Porphyry, minor sediments
including	150	278	125.70(2)	0.52	0.05	3.85	trace	0.006	Porphyry

DDH 119	3	17.1	14.1	3.02	0.06	10.37	0.29	0.005	Skarn/porphyry/marble
and	32	104.5	72.5	0.54	0.04	7.70	0.31	0.004	Marble/skarn
including	70.5	104.5	34.0	1.03	0.09	15.35	0.56	trace	Skarn/Marble

RC-81	0	145.92	112.48(3)	0.43	0.06	3.46	trace	trace	Porphyry
including	19.76	47.12	27.36	0.69	0.08	2.91	trace	trace	Porphyry
and	153.52	176.32	22.80	0.27	0.06	1.53	trace	trace	Porphyry

RC-82	18.24	183.92	114(4)	0.40	0.06	3.3	trace	trace	Porphyry

RC-83	50.2	212.8	145.6(5)	0.42	0.04	3.14	trace	trace	Porphyry
including	74.5	129.2	54.7	0.54	0.05	4.74	trace	trace	Porphyry

(1)

Excluding 80.88 meters of unmineralized dykes.

(2)

Excluding 2.30 meters of unmineralized dykes.

(3)

Excluding 33.44 meters of unmineralized dykes.

(4)

Excluding 51.68 meters of unmineralized dykes.

(5)

Excluding 17 meters of unmineralized dykes.

All intercepts are interpreted to represent true widths of mineralization.  Unmineralized dykes are oblique to the drilling direction and their thickness may be overrepresented by 20 to 40%.

June 13, 2007

Drill Hole Results Discussion

All drill holes intersected their targets and will serve to improve mineral resource classifications in further modeling.  DDH-119 was drilled within 5 meters of  previous reverse circulation drill hole RC-77, confirming the distribution and overall grades of mineralization, as well as returning slightly higher grades near surface in a zone of previous poor to moderate recovery in RC drilling.

More importantly, RC drill holes 81, 82 and 83 were drilled in an area currently defined as inferred resources in porphyry and sediments.  The holes, expected to collar into porphyry and end in sediments, have ended in mineralized porphyry.  This will generate a significant widening of the near surface higher grade porphyry as modeled during the last resource estimate by 50 meters to in excess of 100 meters locally on sections 5 NE and 6 NE.  The eastern boundary of the porphyry on these sections has now been extended to the east, with the location of the final sediment contact remaining to be defined by further drilling.

Lastly, two recent drill holes on the western edge of the porphyry complex on sections 5 and 6 NE (DDH-120 and 122) have intersected both marble and skarn units at fairly shallow depth (+/-100 meters), and well within anticipated pit development parameters. Neither the typically higher grade skarn nor marble units had been modeled on the west side of the porphyry on these sections in the last resource estimate update due to lack of drilling coverage at that depth.  These new intersects now outline the potential to target higher grade skarn on the western edge of the porphyry complex between sections 4 NE to 7 NE, for a potential strike length of 500 meters in addition to the high grade skarn body defined in the southern area of the current resource model.

Field Update

Drilling is ongoing with three rigs operating in the Main Zone, aiming to upgrade certain areas within the porphyry complex in terms of resource classification from the inferred to indicated category (DDH-BAH-123, 124) and identifying higher grade material within the current model space.  All core is also presently sampled for geotechnical work as well which will be used in the pre-feasibility study scheduled to commence once scoping is finalized.

The reverse circulation drill rig continues to be used both for infill drilling and for condemnation drilling of areas that may be suitable for infrastructure development.

Results currently outstanding include core holes BAH-120, 121 and 122 as well as RC-84, 85, 86, 87 and 88 (see attached location map).

Independent Resource Estimate Report Update

Preparation of the supporting 43-101 Independent Report is currently ongoing for filing within the 45 days from the release of the latest resource estimate numbers, as required by National Instrument  43-101.  The Company has been advised by Associated Geosciences Limited (“AGL”), the independent authors of the resource estimate that a minor error has been found in the formula used to calculate copper equivalent grades. This has been corrected and there will be minor grade variations between the final report and the resource estimate numbers previously delivered to the Company and published on May 23, 2007.

June 13, 2007

The Company has reviewed and updated its corporate presentation and tables to reflect the final numbers as they will published in the coming Independent Report and notes that the variation in the CuEq grades (typically in the order of 0.01 to 0.02%) has no impact on the individual underlying metal grades (copper, gold, silver, zinc and molybdenum) as disclosed on May 23, 2007.  Only the underlying average metal grades have been and continue to be used for the ongoing Scoping Study as conducted by IMC (Independent Mining Consultants), and the minor changes noted by AGL do not affect the IMC engineering work going forward.

About Tyler

Tyler Resources is a well funded Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of an increased 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol, Cornell McDowell, B.Sc Geology and Charla Boyer, B.Sc geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 07-15

Expanded Claim block (Bahuerachi 5)
NORTH
North Porphyry
Colome Skarn Trend
D- 63
D- 59
DDH-BAH 118
RC-85
RC-84
RC-86
RC-82
RC-83
RC-87
RC-81
RC-88
DDH-BAH 119
South/Goat Porphyry
Bahuerachi 2 claim outline
Expanded Claim block (Bahuerachi 4)
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Recent drill holes completed, assays reported
Previous drill holes completed, assays reported
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000
2,000m
2 Km

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 2.5NE
DRILL HOLES 06BAH-109, 07BAH-112, 07BAH-114 and 118 Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 07-15

07BAH118
07BAH112
06BAH109
07BAH114
1000m Elev.
Chalcocite
79.1 meters @
0.36% Cu
0.03 g/t Au
1.6 g/t Ag
0.008% Mo
24.8 meters @
1.66% Cu
0.07 g/t Au
4.0 g/t Ag
0.003% Mo
110 meters @
0.77% Cu
0.06 g/t Au
3.1 g/t Ag
0.005% Mo
63.4 meters @
0.21% Cu
0.02 g/t Au
3.5 g/t Ag
0.019% Mo
Excluding 88.6 meters unmineralized dykes
125.70 meters @
0.52% Cu
0.05 g/t Au
3.85 g/t Ag
0.006% Mo
Excluding 2.30 meters unmineralized dykes
DDH 112
240 meters @
0.51% Cu
0.06 g/t Au
3.1 g/t Ag
0.007% Mo
Excluding 115.4 meters unmineralized dykes
DDH 109
235.4 meters @
0.44% Cu
0.04 g/t Au
2.2 g/t Ag
0.007% Mo
Excluding 115 meters unmineralized dykes
DDH 118
291.52 meters @
0.37% Cu
0.03 g/t Au
3.0 g/t Ag
0.006% Mo
Excluding 80.88 meters unmineralized dykes
700m Elev.
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Pyroxene dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0 Scale 100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 5NE
DRILL HOLE 05BAH-40, 53, 58, 61, 120 and RC 81 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 07-15

05BAH53
07BAH120
(assays outstanding)
05BAH40
1000m elev.
106 meters
0.46 % Cu
1.9 g/t Ag
0.013 % Mo
32.35 meters
0.69 % Cu
0.1 g/t Au
5.34 g/t Ag
0.003 % Mo
71.25 meters
0.21 % Cu
1.5 g/t Ag
06BAH61
06BAH58
07RC81
27.36 meters
0.69 % Cu
0.08 g/t Au
2.91 g/t Ag
900m elev.
112.48 meters
0.43 % Cu
0.06 g/t Au
3.46 g/t Ag
Excluding 33.44 meters unmineralized dykes
40 meters
0.65 % Cu
0.08 g/t Au
5.0 g/t Ag
0.001 % Mo
800m elev.
47.5 meters
0.23 % Cu
0.03 g/t Au
2.1 g/t Ag
13 meters
0.63 % Cu
0.06 g/t Au
4.9 g/t Ag
NEW MARBLE/ SKARN
61.75 meters
0.46 % Cu
0.06 g/t Au
4.0 g/t Ag
0.003 % Mo
19 meters
0.70 % Cu
0.11 g/t Au
3.5 g/t Ag
0.002 % Mo
700m elev.
29.4 meters
0.42 % Cu
0.05 g/t Au
3.4 g/t Ag
0.002 % Mo
21.6 meters
0.82 % Cu
0.12 g/t Au
5.2 g/t Ag
0.003 % Mo
216.6 meters
0.20 % Cu
0.02 g/t Au
1.4 g/t Ag
0.005 % Mo
Open
25.15 meters
0.44 % Cu
0.03 g/t Au
2.7 g/t Ag
56.9 meters
0.48 % Cu
0.05 g/t Au
3.9 g/t Ag
0.004 % Mo
600m elev.
387 meters
0.33 % Cu
0.04 g/t Au
2.7 g/t Ag
0.008 % Mo
16.3 meters
0.50 % Cu
0.03 g/t Au
3.8 g/t Ag
0.009 % Mo
36 meters
0.50 % Cu
0.03 g/t Au
5.7 g/t Ag
0.014 % Mo
Open
120.2 meters
0.11 % Cu
1.1 g/t Ag
0.05 % Mo
400m elev.
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained equigranular granitic intrusion
Garnet dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
Breccia with fine grained sedimentary and igneous clasts in a chlorite-quartz-sulfide-anhydrite matrix
0 Scale 100 m